

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Shawn Morris
Chief Executive Officer
Privia Health Group, Inc.
950 N. Glebe Road, Suite 700
Arlington, Virginia 22203

> **Re: Privia Health Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-40365**

Dear Shawn Morris :

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Key Metrics and Non-GAAP Financial Measures, page 72

1. In future filings, please revise to reconcile the non-GAAP measures "Care Margin" and "Platform Contribution" to the most comparable GAAP measure, which appears to be Gross Profit, even if it is not presented on the face of the Statements of Operations. Please also revise the similar reconciliation in Exhibit 99.1 to your Form 8-K dated February 28, 2023.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong at (202) 551-3684 or Julie Sherman at (202) 551-3640 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services